SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_________________________

SCHEDULE 13D/A*

under the Securities Exchange Act of 1934 **

_________________________

VITRO, S.A.B. de C.V.

(Name of Issuer)

_________________________

Common Shares, without par value

American Depositary Shares (evidenced by American Depositary Receipts), each of which represents 3 Ordinary Participation Certificates (Certificados de Participacion Ordinarios) ("CPOs"), which each represents one Common Share, without par value

(Title of Class of Securities)

_________________________

928502 30 1

(CUSIP Number)

_________________________

Claudio L. Del Valle

Vitro, S.A. de C.V.

Ave. Ricardo Margain No. 400

Col. Valle del Campestre, 66265

San Pedro Garza Garcia

Nuevo Leon, Mexico

(52) (81) 8863-1200

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

_________________________

April 28, 2010

(Date of Event which Requires Filing of this Statement)

_________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See S 240.13d-7(b) for other parties to whom copies are to be sent.

* This statement constitutes Amendment No. 7 of the Report on Schedule 13D of the reporting group consisting of Mr. Adrian Sada Gonzalez, Mrs. Esther Cueva de Sada and Mr. Adrian Sada Cueva.

** The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

(Continued on following pages)

CUSIP No. 928502 30 1

1	Names of Reporting Persons
Adrian Sada Gonzalez

IRS Identification Nos. of Above Persons (entities only)
Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3	SEC Use Only
4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
502,900
8	Shared Voting Power
93,784,730 common shares *
9	Sole Dispositive Power
14,358,722 common shares **
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
94,287,630 common shares **
12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) X
13	Percent of Class Represented by Amount in Row (11)
24.4%
14	Type of Reporting Person (See Instructions)
IN

* Mr. Alfredo Harp Helu ("Mr. Harp") has entered into a voting agreement with Mr. Adrian Sada Gonzalez ("Mr. Sada"), Mrs. Esther Cueva de Sada ("Mrs. Sada"), Mr. Adrian Sada Cueva ("Mr. Sada Jr.") and Ms. Alejandra Sada Gonzalez (together the "Sada Group") effective as of April 28, 2010, as further described in Item 6 and 7, with respect to a total of 93,784,730 shares.

** Includes 502,900 vested options held by Mr. Sada pursuant to Vitro's stock option plan.

CUSIP No. 928502 30 1

1	Names of Reporting Persons
Esther Cueva de Sada

IRS Identification Nos. of Above Persons (entities only)
Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3	SEC Use Only
4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
0
8	Shared Voting Power
93,784,730 common shares*
9	Sole Dispositive Power
3,257,651 common shares**
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
93,784,730 common shares *
12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) X
13	Percent of Class Represented by Amount in Row (11)
24.3%
14	Type of Reporting Person (See Instructions)
IN

* Mr. Alfredo Harp Helu ("Mr. Harp") has entered into a voting agreement with Mr. Adrian Sada Gonzalez ("Mr. Sada"), Mrs. Esther Cueva de Sada ("Mrs. Sada"), Mr. Adrian Sada Cueva ("Mr. Sada Jr.") and Ms. Alejandra Sada Gonzalez (together the "Sada Group") effective as of April 28, 2010, as further described in Item 6 and 7, with respect to a total of 93,784,730 shares.

** Mrs. Sada directly beneficially owns 3,257,651 common shares of Vitro, and jointly with Mr. Sada Jr. shares the voting rights in respect of 9,878,494 common shares of Vitro held in Trust No. 7885-6. In accordance with the terms and conditions of the trust agreement dated December 23, 1997, entered by and between Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Sada, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or through whomever they may designate, shall exercise the voting rights attributable to the shares. The trustee will transfer the shares to Mr. Sada Jr. and Mrs. Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

CUSIP No. 928502 30 1

1	Names of Reporting Persons
Adrian Sada Cueva

IRS Identification Nos. of Above Persons (entities only)
Not Applicable (natural person)
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b)
3	SEC Use Only
4	Source of Funds (See Instructions)
PF
5	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization
United Mexican States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power
0
8	Shared Voting Power
93,784,730 common shares*
9	Sole Dispositive Power
2,558,519 common shares**
10	Shared Dispositive Power
0
11	Aggregate Amount Beneficially Owned by Each Reporting Person
93,784,730 common shares*
12	Check if the Aggregate Amount in Row (11) Excludes
Certain Shares (See Instructions) X
13	Percent of Class Represented by Amount in Row (11)
24.3%
14	Type of Reporting Person (See Instructions)
IN

* Mr. Alfredo Harp Helu ("Mr. Harp") has entered into a voting agreement with Mr. Adrian Sada Gonzalez ("Mr. Sada"), Mrs. Esther Cueva de Sada ("Mrs. Sada"), Mr. Adrian Sada Cueva ("Mr. Sada Jr.") and Ms. Alejandra Sada Gonzalez (together the "Sada Group") effective as of April 28, 2010, as further described in Item 6 and 7, with respect to a total of 93,784,730 shares.

** Mrs. Sada directly beneficially owns 3,257,651 common shares of Vitro, and jointly with Mr. Sada Jr. shares the voting rights in respect of 9,878,494 common shares of Vitro held in Trust No. 7885-6. In accordance with the terms and conditions of the trust agreement dated December 23, 1997, entered by and between Banca Serfin, S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, and Mr. Sada, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or through whomever they may designate, shall exercise the voting rights attributable to the shares. The trustee will transfer the shares to Mr. Sada Jr. and Mrs. Sada, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

Item 1. Security and Issuer.

This report on Schedule 13D relates to common shares, without par value (the "Shares"), of Vitro, S.A.B. de C.V., a corporation incorporated under the laws of the United Mexican States ("Vitro"). This report on Schedule 13D constitutes Amendment No. 7 to the report on Schedule 13D filed with the Commission by the reporting group consisting of Mr. Sada, Mrs. Sada and Mr. Sada Jr. (the "Reporting Group") on June 5, 2002 (the "Reporting Group 13D"). The address of Vitro's principal executive offices is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, 66265, San Pedro Garza Garcia, Nuevo Leon, Mexico.

Item 2. Identity and Background.

(a), (b), (c), (f) This Amendment No. 7 to Schedule 13D is being jointly filed as a group by (i) Mr. Adrian Sada Gonzalez, a citizen of the United Mexican States ("Mr. Sada"), (ii) Mrs. Esther Cueva de Sada, a citizen of the United Mexican States ("Mrs. Sada") and (iii) Mr. Adrian Sada Cueva, a citizen of the United Mexican States ("Mr. Sada Jr."). Mr. Sada and Mrs. Sada are husband and wife and Mr. Sada Jr. is their son. Mr. Sada, Mrs. Sada and Mr. Sada Jr. own directly the following numbers of Shares, respectively: 14,358,722; 3,257,651 and 2,558,519. In addition, on December 23, 1997, Mr. Sada and Banca Serfin S.A., Institucion de Banca Multiple, Grupo Financiero Serfin, as trustee, entered into a trust agreement (the "Family Trust") pursuant to which the trustee currently holds 9,878,494 Shares transferred to the Family Trust by Mr. Sada. In accordance with the terms and conditions of the Family Trust, the trustee acting through the beneficiaries of the trust (Mr. Sada Jr. and Mrs. Sada) or through whomever they may designate, exercises the voting rights attributable to the shares, and will transfer the shares held in trust to the beneficiaries, in equal amounts, after a period of ninety days has elapsed following Mr. Sada's death.

Mr. Sada has been a member of the Board of Directors of Vitro since 1984. Mr. Sada is currently the Chairman of the Board of Directors of Vitro, a member of the Boards of Alfa, S.A.B. de C.V., Gruma, S.A.B. de C.V., Cydsa, S.A.B. de C.V., Regio Empresas, S.A.B. de C.V., the Latin American Executive Board for the Wharton School of Finance, the Mexican Businessmen Council and the Consejo de Industriales de Nuevo Leon. In addition, Mr. Sada is also President of Vitro's Finance and Planning Committee. Mrs. Sada has no present occupation; Mr. Sada Jr. is the Chief Financial Officer of Vitro's Glass Containers business unit. The business address of Mr. Sada, Mrs. Sada and Mr. Sada Jr. is Avenida Ricardo Margain No. 400, Col. Valle del Campestre, San Pedro Garza Garcia, Nuevo Leon, 66265, Mexico.

(d), (e) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable to this amendment.

Item 4. Purpose of Transaction.

Not applicable to this amendment.

Item 5. Interest in Securities of the Issuer.

(a) Rows (11) and (13) of the cover pages to this Amendment No. 7 to Schedule 13D are hereby incorporated by reference. Mr. Sada beneficially owns 14,358,722 Shares consisting of 13,855,822 Shares he owns directly and 502,900 vested options held by Mr. Sada pursuant to Vitro's stock option plan.

Mrs. Sada directly beneficially owns 3,257,651 Shares and, jointly with Mr. Sada Jr., indirectly beneficially owns the 9,878,494 Shares held in the Family Trust. Mr. Sada Jr. directly beneficially owns 2,558,519 Shares and jointly with Mrs. Sada indirectly beneficially owns the 9,878,494 Shares held in the Family Trust.

Ms. Alejandra Sada Gonzalez (Mr. Sada's sister), directly owns 26,062,963 Shares, representing 6.7% of the total outstanding Shares. Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez have a voting agreement to exercise their voting rights as a unit. Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez beneficially own, as a group, an aggregate of 55,613,449 shares, which represents 14.4% of the total outstanding Shares. 502,900 vested options held by Mr. Sada pursuant to Vitro's stock option plan are not included in the agreement.

Mr. Alfredo Harp Helu beneficially owns 38,171,281 through a trust, representing 9.9% of the total outstanding shares.

Mr. Harp has entered into a voting agreement with Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez (together the "Sada Group") that became effective as of April 28, 2010 upon approval of the agreement by Vitro's board of directors. Pursuant to the voting agreement, Mr. Harp agrees to vote his shares in the same manner as the Sada Group votes in any ordinary or extraordinary shareholders meeting of Vitro and that the member of the Board appointed by Mr. Harp will vote in the same way the majority of the members of the Board of Directors appointed by the Sada Group vote. In addition to the foregoing, certain transfers of the shares of common stock to third parties are subject to certain restrictions, including rights of first offer.

Mr. Sada's other siblings, Mr. Federico Sada Gonzalez, and Mrs. Maria Nelly Sada de Yarte, their spouses and children own an aggregate of 46,907,202 Shares, representing 12.1% of the total outstanding Shares. The members of the Reporting Group disclaim beneficial ownership of the Shares owned by Mr. Sada's other siblings and their spouses and children.

Mr. Sada is a member of the technical committee of Vitro's stock option trust, which owns 39,777,907 Shares, representing 10.3% of the total outstanding Shares. The members of the technical committee share the right to vote and the right to sell the shares held by Vitro's stock option trust with the other member of the technical committee. The members of the Reporting Group disclaim beneficial ownership of the Shares owned by Vitro's stock option trust.

(b) Rows (7) through (10) of the cover pages to this Amendment No. 7 to Schedule 13D, which are hereby incorporated by reference, set forth the amount of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) There were no transactions in the Shares that were effected during the past sixty days by any member of the Reporting Group, except as described in this Amendment No. 7 to Schedule 13D.

(d) No person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares owned by any member of the Reporting Group as a direct beneficial owner, except as described in this Amendment No. 7 to Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As mentioned previously in this Amendment No.7, Mr. Harp has entered into a voting agreement with Mr. Sada, Mrs. Sada, Mr. Sada Jr. and Ms. Alejandra Sada Gonzalez (together the "Sada Group") that became effective as of April 28, 2010 upon approval of the agreement by Vitro's board of directors. Vitro's bylaws require board approval of shareholder agreements where the parties to the agreement hold more than 9.9% of Vitro's common stock on a combined basis.

Pursuant to the voting agreement, Mr. Harp agrees to vote his Shares in the same manner as the Sada Group votes in any ordinary or extraordinary shareholders meeting of Vitro and that the member of the Board appointed by Mr. Harp will vote in the same way the majority of the members of the Board of Directors appointed by the Sada Group vote. In addition to the foregoing, certain transfers of the shares of common stock to third parties are subject to certain restrictions, including rights of first offer.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1        Shareholders' Agreement by and among Mr. Harp and the Sada Group. (English summary)

SHAREHOLDERS AGREEMENT DATED APRIL 19, 2010 BETWEEN MESSRS. ADRIAN G. SADA GONZALEZ, MR. ADRIAN G. SADA CUEVA, MRS. ESTHER G. CUEVA DE SADA, MRS. MARIA ALEJANDRA SADA GONZALEZ (THE "GROUP") AND MR. ALFREDO HARP HELU ("MR. HARP").

RECITALS:

I. The Group hereby states that i) it is the holder of Series A common shares of Vitro, S.A.B. de C.V. ("Vitro") that represents 14.39% of the capital stock of Vitro ("Shares of the Vitro Group") and ii) it is interested in executing this agreement with Mr. Harp. II. Mr. Harp states that : i) he is Mexican; ii) through the trust no. 13037-9 with Banco Nacional de Mexico, S.A. as trustee (the "Trust"), as sole settlor and beneficiary, he is the holder of 38,171,281 ordinary shares of Vitro (the "Current Shares") that represent 9.86% of the capital stock of Vitro; iii) through the Trust he desires to acquire additional shares of Vitro in a percentage that will not exceed 5.14% (the "Additional Shares") which will be part of the Trust's assets and that together with the Current Shares will not exceed 15% of the capital stock of Vitro (the Current Shares and the Additional Shares hereinafter referred to as "Mr. Harp's Shares").

CLAUSES:

FOURTH.- ..The Group shall submit to the Board of Directors of Vitro the following considerations that were made to the Group by Mr. Harp, regarding Mr. Harp's request to buy Additional Shares:

b) Mr. Harp shall maintain the sole control of the Trust. Mr. Harp will not be under the control of a person or entity;

c) Mr. Harp will not be a competitor of Vitro, its subsidiaries or affiliates and is not a party to any agreement executed with any other person other than the members of the Group, whose purpose is to exercise the voting rights of Vitro's shares.

e) The sole purpose of Mr. Harp's acquisition of the Additional Shares is to have a patrimony in a publicly traded company, without exceeding the maximum percentage contemplated herein.

g) The acquisition of the Additional Shares by Mr. Harp will not cause any detriment to the minority shareholders. On the contrary, it will result in a benefit when his ownership reaches 10% of the capital stock, since it will allow Mr. Harp to appoint a member of the Board of Directors. The Group has also agreed to appoint a member of the Board designated by Mr. Harp even before his ownership reaches such percentage.

FIFTH.- The mandatory term of this agreement is 3 years for both parties. After such term, this agreement will continue in full force and effect as an indefinite agreement (such term the "indefinite term"), and any of the parties may terminate the agreement during the indefinite term via written notification to the other party at least 5 calendar days in advance.

SIXTH.- During the mandatory term, Mr. Harp and the Group agree not to sell, pledge or otherwise dispose of totally or partially any of Mr. Harp's Shares and the Shares of the Vitro Group respectively. Mr. Harp agrees that during such term, he will not sell, pledge or otherwise dispose of totally or partially his fiduciary rights in the Trust.

SEVENTH.- At the beginning of the indefinite term and so long as such agreement is in full force and effect, both parties agree as follows:

1. Mr. Harp will not sell Mr. Harp's Shares in the Mexican stock market without previously notifying 5 business days in advance the Group of his intention to sell such shares.

2. The Group will not sell the Shares of the Vitro Group in the Mexican stock market without previously notifying Mr. Harp in the terms provided in this agreement;

3. Mr. Harp and the Group agree not to sell their shares in a private transaction outside of the Mexican stock market, without granting a preemptive right to the other party (for purposes of the Group, subject to any other preemptive right previously granted to a third party)...

5. The acquisition by Mr. Harp of the Shares of the Vitro Group that he might acquire outside of the Mexican stock market will not be ruled by the terms of this agreement, without prejudice of the stipulations of Vitro's by-laws and the Mexican Law of the Securities Market and other applicable law.

NINTH.- During the term of this agreement, Mr. Harp agrees to vote Mr. Harp's Shares in the same manner the Group votes in any ordinary or extraordinary shareholders meeting of Vitro and that the member of the Board appointed by him votes in the same way the majority of the members of the Board of Directors appointed by the Group vote, other than with respect to the matters specified in Schedule A.

SCHEDULE A

Mr. Harp is not obligated to vote with the Group in the following matters, among others:

  Incurrence of debt of Vitro, its subsidiaries or affiliates that in the aggregate represent more than US$100,000,000.00, during each calendar year, unless such credit agreements are executed as the refinancing of debt in existence at the date of this agreement and under fair market conditions.
  Capital investments by Vitro, its subsidiaries and affiliates in an aggregate exceeding US$100,000,000.00 during each calendar year except for investments for the maintenance, repair or substitution of fixed assets.
  Sale of fixed assets by Vitro, its subsidiaries or affiliates for more than US$100,000,000.00 during each calendar year.
  Dividend payments in excess of US$10,000,000.00 per calendar year.
  Investments or divestitures abroad by Vitro, its subsidiaries and affiliates in an amount greater than US$100,000,000.00 per transaction.
  Sale of assets located abroad by Vitro, its subsidiaries or affiliates in an amount greater than US$100,000,000.00 per transaction.
  Reduction of variable capital stock of Vitro and its subsidiaries or affiliates.
  Approval of the amount that Vitro may apply each year for repurchase of its own shares.
  Amendment of any stock options granted by Vitro to its officers or employees.
  Approval by the shareholders of Vitro of amounts payable to board members and committee members created by the board, in excess of 10% of those approved the previous year.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 08, 2010

by /s/ Adrian Sada Gonzalez

Adrian Sada Gonzalez

by /s/ Esther Cueva de Sada

Esther Cueva de Sada

by /s/ Adrian Sada Cueva

Adrian Sada Cueva